                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                 SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (Amendment No.   2  )*
                                           -----

                            McLeodUSA Incorporated
                            ----------------------
                               (Name of Issuer)

                             Class A Common Stock
                             --------------------
                        (Title of Class of Securities)

                                  582266 10 2
                                  -----------
                                (CUSIP Number)

                         Laura J. Hahn, c/o McLeodUSA
                         ----------------------------
 Incorporated, McLeodUSA Technology Park,  6400 C Street, SW,  P.O. Box 3177,
 -----------------------------------------------------------------------------
                  Cedar Rapids, IA 52406-3177 (319) 364-0000
                  ------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                              September 24,  1997
                              -------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

----------------------                                      ------------------
CUSIP No. 582266 10 2                                       Page 2 of 15 Pages
----------------------                                      ------------------

-------------------------------------------------------------------------------
1                         NAME OF REPORTING PERSON
                          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                          Clark E. McLeod
                          c/o McLeodUSA Incorporated
                          McLeodUSA Technology Park
                          6400 C Street, SW, P.O. Box 3177
                          Cedar Rapids, Iowa  52406-3177
------------------------------------------------------------------------------
2                         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) /X/
                                                                       (b) / /
------------------------------------------------------------------------------
3                         SEC USE ONLY

------------------------------------------------------------------------------
4                         SOURCE OF FUNDS*
                          PF, OO
------------------------------------------------------------------------------
5                         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                          REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          / /
------------------------------------------------------------------------------
6                         CITIZENSHIP OR PLACE OF ORGANIZATION
                          United States of America
------------------------------------------------------------------------------
                          7    SOLE VOTING POWER
                               4,760,759
       NUMBER OF        ------------------------------------------------------
         SHARES           8    SHARED VOTING POWER
      BENEFICIALLY             4,569,975   See Item 5
        OWNED BY        ------------------------------------------------------
          EACH            9    SOLE DISPOSITIVE POWER
       REPORTING               4,760,759
         PERSON         ------------------------------------------------------
          WITH           10    SHARED DISPOSITIVE POWER
                               250,000
------------------------------------------------------------------------------
11                        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                          REPORTING PERSON
                          9,330,734
------------------------------------------------------------------------------
12                        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                          EXCLUDES CERTAIN SHARES*

------------------------------------------------------------------------------
13                        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                          15.0% /1/
------------------------------------------------------------------------------
14                        TYPE OF REPORTING PERSON*
                          IN
------------------------------------------------------------------------------
/1/ Includes shares owned by Mary E. McLeod which represent approximately 7.4% of the shares of Class A Common Stock of McLeodUSA Incorporated outstanding as of January 31, 1998.

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

----------------------                                     -------------------
CUSIP No. 582266 10 2                                      Page  3 of 15 Pages
----------------------                                     -------------------

-------------------------------------------------------------------------------
1                         NAME OF REPORTING PERSON
                          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                          Mary E. McLeod
                          c/o McLeodUSA Incorporated
                          McLeodUSA Technology Park
                          6400 C Street, SW, P.O. Box 3177
                          Cedar Rapids, Iowa 52406-3177
------------------------------------------------------------------------------
2                         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) /X/
                                                                       (b) / /
------------------------------------------------------------------------------
3                         SEC USE ONLY

------------------------------------------------------------------------------
4                         SOURCE OF FUNDS*
                          PF, OO
------------------------------------------------------------------------------
5                         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                          REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          / /
------------------------------------------------------------------------------
6                         CITIZENSHIP OR PLACE OF ORGANIZATION
                          United States of America
------------------------------------------------------------------------------
                           7    SOLE VOTING POWER
                                0
       NUMBER OF        ------------------------------------------------------
         SHARES            8    SHARED VOTING POWER
      BENEFICIALLY              4,569,975    See Item 5
        OWNED BY        ------------------------------------------------------
          EACH             9    SOLE DISPOSITIVE POWER
       REPORTING                4,319,975
         PERSON         ------------------------------------------------------
          WITH            10    SHARED DISPOSITIVE POWER
                                250,000
------------------------------------------------------------------------------
11                        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                          REPORTING PERSON
                          4,569,975
------------------------------------------------------------------------------
12                        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                          EXCLUDES CERTAIN SHARES*

------------------------------------------------------------------------------
13                        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                          7.4%

------------------------------------------------------------------------------
14                        TYPE OF REPORTING PERSON*
                          IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

----------------------                                     -------------------
CUSIP No. 582266 10 2                                      Page  4 of 15 Pages
----------------------                                     -------------------


          This statement amends the Schedule 13D filed by Clark E. McLeod and his wife, Mary E. McLeod (collectively, the "Reporting Persons") with the Securities and Exchange Commission (the "Commission") on June 24, 1996, as amended by Amendment No. 1 to the Schedule 13D, filed with the Commission on April 10, 1997 (collectively, the "Amended 13D Filings"), relating to McLeodUSA Incorporated's (the "Company") Class A Common Stock, par value $.01 (the "Class A Common Stock").

Item 1.  Security and Issuer
         -------------------

          Item 1 is hereby amended and restated in its entirety as follows:

          This statement relates to the Class A Common Stock of the Company. The Company is a Delaware corporation whose principal executive offices are located at McLeodUSA Technology Park, 6400 C Street, SW, P.O. Box 3177, Cedar Rapids, Iowa 52406-3177.

Item 3.  Source and Amount of Funds or Other Consideration
         -------------------------------------------------

          Item 3 is hereby amended by adding the following supplemental information:

          On February 11, 1997, Clark E. McLeod exercised options granted to him by the Company and acquired 172,298 shares of Class A Common Stock for a purchase price of $.29 per share. The funds used to purchase these shares came from the Reporting Persons' personal funds.

Item 4.  Purpose of Transaction
         ----------------------

          Item 4 is hereby amended by adding the following supplemental information:

          The Reporting Persons have acquired the shares of Class A Common Stock described in Item 3 above for investment. The Reporting Persons may, from time to time, depending upon market conditions and other factors deemed relevant by the Reporting Persons, acquire or dispose of additional shares of Class A Common Stock.

          Except as described in this Schedule 13D report, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer
         ------------------------------------

          Item 5 is hereby amended and restated in its entirety as follows:

          (a) As of January 31, 1998, Clark E. McLeod beneficially owns an aggregate of 9,330,734 shares of Class A Common Stock which represents approximately 15.0% of the shares of Class A Common Stock outstanding on January 31, 1998. The shares beneficially owned by Clark E. McLeod include 4,319,975 shares held of record by Mary E. McLeod and also include 125,000 shares of Class A Common Stock held by the Clark E. McLeod Unitary Trust and 125,000 shares of Class A Common Stock held by the Mary E. McLeod Unitary Trust for which Mr. McLeod is trustee and over which Mr. McLeod has shared voting and dispositive power. Mary E. McLeod has granted Clark E. McLeod a power of attorney to vote her respective shares. The amount reported as beneficially owned by Clark E. McLeod also includes 272,814 shares of Class A Common Stock that Mr. McLeod has the right to purchase within 60 days pursuant to outstanding options.

          As of January 31, 1998, Mary E. McLeod beneficially owns an aggregate of 4,569,975 shares of Class A Common Stock which represents approximately 7.4% of the shares of Class A Common Stock outstanding on January 31, 1998. The shares beneficially owned by Mary E. McLeod include 125,000 shares of Class A Common Stock held by the Clark E. McLeod Unitary Trust and 125,000 shares of Class A Common Stock held by the Mary E. McLeod Unitary Trust for which Mrs. McLeod is a trustee and over which Mrs. McLeod has shared voting and dispositive power.

----------------------                                     -------------------
CUSIP No. 582266 10 2                                      Page  5 of 15 Pages
----------------------                                     -------------------

          As a result of a Stockholders' Agreement (as defined in Item 6 below) by and among the Reporting Persons, Richard A. Lumpkin on behalf of each of the former shareholders of Consolidated Communications Inc. ("CCI") (collectively, the "Former CCI Shareholders"), Midwest Capital Group, Inc. ("MCG"), MWR Investments Inc. ("MWR"), and IES Investments Inc. ("IES") (collectively, the "Principal Stockholders"), the Principal Stockholders may be deemed to comprise a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934. Collectively, this group beneficially owns a total of 36,166,483 shares of Class A Common Stock which represents approximately 56.8% of the shares of Class A Common Stock outstanding on January 31, 1998. This number includes 1,300,688 shares of Class B Common Stock that IES has the right to purchase pursuant to options and 272,814 shares of Class A Common Stock that Mr. McLeod has the right to purchase within sixty days of January 31, 1998 pursuant to options.

          The following table sets forth information regarding the shares of Class A Common Stock beneficially owned by the Reporting Persons and the other Principal Stockholders. Except as indicated, beneficial ownership by the Principal Stockholders who are Former CCI Shareholders reflects their status as trustees of the respective trusts set forth opposite their names in the table, and is based on the most recent Schedule 13D or amendment thereto filed on their behalf that has come to the attention of the Reporting Persons. The information set forth in the table with respect to the beneficial ownership of each Principal Stockholder who is not a Former CCI Shareholder is based on the most recent Schedule 13D or amendment thereto filed by such person that has come to the attention of the Reporting Persons.


                                                                                                                PERCENT OF
                                                       VOTING AND                  NUMBER OF SHARES             OUTSTANDING
   REPORTING PERSONS             TRUST                DISPOSITIVE                     OF CLASS A                  CLASS A
                                                        POWERS                       COMMON STOCK               COMMON STOCK
Clark E. McLeod                  N/A                 Sole and Shared                    9,330,734                    15.1
Mary E. McLeod                   N/A                      Shared                        4,569,975                     7.4

                                                                                                                 PERCENT OF
    OTHER PRINCIPAL                                     VOTING AND                  NUMBER OF SHARES             OUTSTANDING
     STOCKHOLDERS                TRUST                 DISPOSITIVE                     OF CLASS A                  CLASS A
                                                         POWERS                       COMMON STOCK               COMMON STOCK
Richard A. Lumpkin        Trust Agreement dated May       Shared                          311,127                     0.5
(settlor and trustee)       13, 1978 f/b/o Richard
                               Anthony Lumpkin

Mary Lee Sparks           Trust Agreement dated May       Shared                          332,209                     0.5
 (settlor), Richard A.     13, 1978 f/b/o Mary Lee
 Lumpkin and Christina              Sparks
 Sparks Duncan

Richard A. Lumpkin         Richard Adamson Lumpkin         Sole                            23,603                     0.00
                            Grandchildren's Trust
                          dated 9/5/80 f/b/o Joseph
                                John Keon III

----------------------                                     -------------------
CUSIP No. 582266 10 2                                      Page  6 of 15 Pages
----------------------                                     -------------------

                                                                                                                 PERCENT OF
    OTHER PRINCIPAL                                     VOTING AND                  NUMBER OF SHARES             OUTSTANDING
     STOCKHOLDERS                TRUST                 DISPOSITIVE                     OF CLASS A                  CLASS A
                                                         POWERS                       COMMON STOCK               COMMON STOCK
Richard A. Lumpkin         Richard Adamson Lumpkin        Shared                           23,603                    0.00
                            Grandchildren's Trust
                              dated 9/5/80 f/b/o
                           Katherine Stoddert Keon

Richard A. Lumpkin         Richard Adamson Lumpkin        Shared                           23,603                    0.00
                            Grandchildren's Trust
                           dated 9/5/80 f/b/o Lisa
                                  Anne Keon

Richard A. Lumpkin         Richard Adamson Lumpkin        Shared                           23,603                    0.00
                            Grandchildren's Trust
                              dated 9/5/80 f/b/o
                             Margaret Lynley Keon

Richard A. Lumpkin         Richard Adamson Lumpkin        Shared                           23,603                    0.00
                            Grandchildren's Trust
                          dated 9/5/80 f/b/o Pamela
                                 Keon Vitale

Richard A. Lumpkin         Richard Adamson Lumpkin        Shared                           23,603                    0.00
                            Grandchildren's Trust
                           dated 9/5/80 f/b/o Susan
                                 Tamara Keon

Richard A. Lumpkin         Richard Adamson Lumpkin        Shared                           55,088                    0.1
                            Grandchildren's Trust
                              dated 9/5/80 f/b/o
                           Benjamin Iverson Lumpkin

Richard A. Lumpkin         Richard Adamson Lumpkin        Shared                           55,088                    0.1
                            Grandchildren's Trust
                              dated 9/5/80 f/b/o
                          Elizabeth Arabella Lumpkin

----------------------                                     -------------------
CUSIP No. 582266 10 2                                      Page  7 of 15 Pages
----------------------                                     -------------------

                                                                                                                 PERCENT OF
    OTHER PRINCIPAL                                     VOTING AND                  NUMBER OF SHARES             OUTSTANDING
     STOCKHOLDERS                TRUST                 DISPOSITIVE                     OF CLASS A                  CLASS A
                                                         POWERS                       COMMON STOCK               COMMON STOCK
Richard A. Lumpkin         Richard Adamson Lumpkin       Shared                           31,476                     0.1
                            Grandchildren's Trust
                           dated 9/5/80 f/b/o Anne
                                Romayne Sparks

Richard A. Lumpkin         Richard Adamson Lumpkin       Shared                           31,476                     0.1
                            Grandchildren's Trust
                              dated 9/5/80 f/b/o
                              Barbara Lee Sparks

Richard A. Lumpkin         Richard Adamson Lumpkin       Shared                           31,476                     0.1
                            Grandchildren's Trust
                              dated 9/5/80 f/b/o
                           Christina Louise Sparks

Richard A. Lumpkin         Richard Adamson Lumpkin       Shared                           31,476                     0.1
                            Grandchildren's Trust
                           dated 9/5/80 f/b/o John
                               Woodruff Sparks

Richard A. Lumpkin          Trust named for Joseph       Shared                          256,291                     0.4
                            John Keon III created
                             under the Mary Green
                             Lumpkin Gallo Trust
                               Agreement dated
                              December 29, 1989

Richard A. Lumpkin        Trust named for Katherine      Shared                          256,291                     0.4
                            Stoddert Keon created
                             under the Mary Green
                             Lumpkin Gallo Trust
                           Agreement dated December
                                   29, 1989

Richard A. Lumpkin        Trust named for Lisa Anne      Shared                          256,291                     0.4
                            Keon created under the
                           Mary Green Lumpkin Gallo
                            Trust Agreement dated
                              December 29, 1989


----------------------                                     -------------------
CUSIP No. 582266 10 2                                      Page  8 of 15 Pages
----------------------                                     -------------------

                                                                                                                 PERCENT OF
    OTHER PRINCIPAL                                     VOTING AND                  NUMBER OF SHARES             OUTSTANDING
     STOCKHOLDERS                TRUST                 DISPOSITIVE                     OF CLASS A                  CLASS A
                                                         POWERS                       COMMON STOCK               COMMON STOCK
Richard A. Lumpkin         Trust named for Margaret        Shared                        256,291                      0.4
                          Lynley Keon created under
                            the Mary Green Lumpkin
                            Gallo Trust Agreement
                           dated December 29, 1989

Richard A. Lumpkin          Trust named for Pamela         Shared                        256,291                      0.4
                          Keon Vitale created under
                            the Mary Green Lumpkin
                            Gallo Trust Agreement
                           dated December 29, 1989

Richard A. Lumpkin          Trust named for Susan          Shared                        256,291                      0.4
                          Tamara Keon created under
                            the Mary Green Lumpkin
                            Gallo Trust Agreement
                           dated December 29, 1989

Richard A. Lumpkin         Trust named for Benjamin        Shared                        410,965                      0.7
                           Iverson Lumpkin created
                             under the Mary Green
                             Lumpkin Gallo Trust
                           Agreement dated December
                                   29, 1989

Richard A. Lumpkin        Trust named for Elizabeth        Shared                        410,965                      0.7
                           Arabella Lumpkin created
                             under the Mary Green
                             Lumpkin Gallo Trust
                           Agreement dated December
                                   29, 1989


----------------------                                     -------------------
CUSIP No. 582266 10 2                                      Page  9 of 15 Pages
----------------------                                     -------------------

                                                                                                                 PERCENT OF
    OTHER PRINCIPAL                                     VOTING AND                  NUMBER OF SHARES             OUTSTANDING
     STOCKHOLDERS                TRUST                 DISPOSITIVE                     OF CLASS A                  CLASS A
                                                         POWERS                       COMMON STOCK               COMMON STOCK
Richard A. Lumpkin           Trust named for Anne         Shared                        294,959                      0.5
                            Romayne Sparks created
                             under the Mary Green
                             Lumpkin Gallo Trust
                           Agreement dated December
                                   29, 1989

Richard A. Lumpkin         Trust named for Barbara        Shared                        294,959                      0.5
                           Lee Sparks created under
                            the Mary Green Lumpkin
                            Gallo Trust Agreement
                           dated December 29, 1989

Richard A. Lumpkin        Trust named for Christina       Shared                        294,959                      0.5
                            Louise Sparks created
                             under the Mary Green
                             Lumpkin Gallo Trust
                           Agreement dated December
                                   29, 1989

Richard A. Lumpkin           Trust named for John         Shared                        294,959                      0.5
                           Woodruff Sparks created
                             under the Mary Green
                             Lumpkin Gallo Trust
                           Agreement dated December
                                   29, 1989

Benjamin I. Lumpkin and    Richard Anthony Lumpkin        Shared                         96,656                      0.2
 Elizabeth A. Lumpkin,      1993 Grantor Retained
 Richard A. Lumpkin's           Annuity Trust
 Spouse (right until
 12/31/97 to acquire
 corpus of trust for
 equivalent value)

Mary Lee Sparks                      N/A                   Sole                         196,678                      0.3


----------------------                                     --------------------
CUSIP No. 582266 10 2                                      Page  10 of 15 Pages
----------------------                                     --------------------

                                                                                                                 PERCENT OF
    OTHER PRINCIPAL                                     VOTING AND                  NUMBER OF SHARES             OUTSTANDING
     STOCKHOLDERS                TRUST                 DISPOSITIVE                     OF CLASS A                  CLASS A
                                                         POWERS                       COMMON STOCK               COMMON STOCK
Anne Sparks Whitten,         Mary Lee Sparks 1993            Shared                       89,438                      0.1
 Barbara Sparks            Grantor Retained Annuity
 Federico, Christina                Trust
 Sparks Duncan and John
 W. Sparks, Richard A.
 Lumpkin (right until
 12/31/97 to acquire
 corpus of trust for
 equivalent value)

Margaret L. Keon            Margaret Lumpkin Keon            Sole                        508,061                      0.8
 (settlor and trustee)     Trust dated May 13, 1978

Pamela K. Vitale and        Margaret Lumpkin Keon            Shared                       96,346                      0.2
 Joseph J. Keon III,        1993 Grantor Retained
 Richard A. Lumpkin             Annuity Trust
 (right until 12/31/97
 to acquire corpus of
 trust for equivalent
 value)

Robert J. Currey and        Margaret L. Keon 1990            Shared                       77,337                      0.1
 David R. Hodgman         Personal Income Trust for
                            the Benefit of Joseph
                          John Keon III dated April
                                   20, 1990

Robert J. Currey and        Margaret L. Keon 1990            Shared                       77,337                      0.1
 David R. Hodgman         Personal Income Trust for
                           the Benefit of Katherine
                          Stoddert Keon dated April
                                   20, 1990

Robert J. Currey and        Margaret L. Keon 1990            Shared                       77,337                      0.1
 David R. Hodgman         Personal Income Trust for
                           the Benefit of Lisa Anne
                          Keon dated April 20, 1990

----------------------                                     --------------------
CUSIP No. 582266 10 2                                      Page  11 of 15 Pages
----------------------                                     --------------------

                                                                                                                 PERCENT OF
    OTHER PRINCIPAL                                     VOTING AND                  NUMBER OF SHARES             OUTSTANDING
     STOCKHOLDERS                TRUST                 DISPOSITIVE                     OF CLASS A                  CLASS A
                                                         POWERS                       COMMON STOCK               COMMON STOCK

Robert J. Currey and        Margaret L. Keon 1990         Shared                         77,337                       0.1
 David R. Hodgman         Personal Income Trust for
                           the Benefit of Margaret
                           Lynley Keon dated April
                                   20, 1990

Robert J. Currey and        Margaret L. Keon 1990         Shared                         77,337                       0.1
 David R. Hodgman         Personal Income Trust for
                            the Benefit of Pamela
                           Keon Vitale dated April
                                   20, 1990

Robert J. Currey and        Margaret L. Keon 1990         Shared                         77,337                       0.1
 David R. Hodgman         Personal Income Trust for
                             the Benefit of Susan
                            Tamara Keon DeWyngaert
                             dated April 20, 1990

Robert J. Currey and       Richard Anthony Lumpkin        Shared                        734,701                       1.2
 David R. Hodgman            1990 Personal Income
                           Trust for the Benefit of
                           Benjamin Iverson Lumpkin
                             dated April 20, 1990

Robert J. Currey and       Richard Anthony Lumpkin        Shared                        734,701                       1.2
 David R. Hodgman            1990 Personal Income
                           Trust for the Benefit of
                              Elizabeth Arabella
                           Lumpkin dated April 20,
                                     1990

Robert J. Currey and         Mary Lee Sparks 1990         Shared                        154,674                       0.2
 David R. Hodgman         Personal Income Trust for
                             the Benefit of Anne
                             Romayne Sparks dated
                                April 20, 1990

Robert J. Currey and         Mary Lee Sparks 1990         Shared                        154,674                       0.2
 David R. Hodgman         Personal Income Trust for
                            the Benefit of Barbara
                            Lee Sparks dated April
                                   20, 1990

Robert J. Currey and         Mary Lee Sparks 1990         Shared                        154,674                       0.2
 David R. Hodgman         Personal Income Trust for
                           the Benefit of Christina
                          Louise Sparks dated April
                                   20, 1990

----------------------                                     --------------------
CUSIP No. 582266 10 2                                      Page  12 of 15 Pages
----------------------                                     --------------------

                                                                                                                 PERCENT OF
    OTHER PRINCIPAL                                     VOTING AND                  NUMBER OF SHARES             OUTSTANDING
     STOCKHOLDERS                TRUST                 DISPOSITIVE                     OF CLASS A                  CLASS A
                                                         POWERS                       COMMON STOCK               COMMON STOCK
Robert J. Currey and         Mary Lee Sparks 1990         Shared                        154,674                       0.2
 David R. Hodgman         Personal Income Trust for
                             the Benefit of John
                            Woodruff Sparks dated
                                April 20, 1990

Bank One, Texas NA;        Richard Anthony Lumpkin        Shared                          1,822                       0.00
 Richard A. Lumpkin         Trust under the Trust
 (power to direct          Agreement dated February
 investments)                      6, 1970

Bank One, Texas NA;        Margaret Anne Keon Trust       Shared                         60,619                       0.1
 Richard A. Lumpkin       under the Trust Agreement
 (power to direct           dated February 6, 1970
 investments)

Bank One, Texas NA;         Mary Lee Sparks Trust         Shared                        107,030                       0.2
 Richard A. Lumpkin       under the Trust Agreement
 (power to direct           dated February 6, 1970
 investments)

The Lumpkin Foundation               N/A                  Sole                          219,280                       0.4

IES Investments, Inc.                N/A                  Sole                       10,278,288                      16.2

MWR Investments, Inc.                N/A                  Sole                        8,068,865                      13.0

          (b) The number of shares of Class A Common Stock as to which Clark E. McLeod has

          (i)      sole power to vote or direct the vote              4,760,759

----------------------                                     --------------------
CUSIP No. 582266 10 2                                      Page  13 of 15 Pages
----------------------                                     --------------------

          (ii)     shared power to vote or direct the vote            4,569,975

          (iii)    sole power to dispose or direct the disposition    4,760,759

          (iv)     shared power to dispose or direct the disposition    250,000

          The number of shares of Class A Common Stock as to which Mary E. McLeod has

          (i)      sole power to vote or direct the vote                      0

          (ii)     shared power to vote or direct the vote            4,569,975

          (iii)    sole power to dispose or direct the disposition    4,319,975

          (iv)     shared power to dispose or direct the disposition    250,000

          (c) On February 11, 1997, Clark E. McLeod exercised options granted to him by the Company and acquired 172,298 shares of Class A Common Stock for a purchase price of $.29 per share. The funds used to purchase these shares came from the Reporting Persons' personal funds.

          On May 19, 1997, Clark E. McLeod donated 125,000 shares of Class A Common Stock to the Clark E. McLeod 1997 Charitable Remainder Unitrust and Mary
E. McLeod donated 125,000 shares of Class A Common Stock to the Mary E. McLeod 1997 Charitable Remainder Unitrust.

          On November 3, 1997, Clark E. McLeod and Mary E. McLeod each donated 1,555 shares of Class A Common Stock to various relatives and friends.

          Except for the transactions described in this Item 5(c), neither Clark
E. McLeod nor Mary E. McLeod have effected any other transactions relating to the Class A Common Stock during the past 60 days.

          (d)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect
         ---------------------------------------------------------------------
to Securities of the Issuer
---------------------------

          Item 6 is hereby amended by adding the following supplemental information:

          The Reporting Persons, MCG, MWR, IES, Richard A. Lumpkin on behalf of each of the Former CCI Shareholders and the Company entered into a Stockholders' Agreement dated as of June 14, 1997, as amended by Amendment No. 1 thereto dated as of September 19, 1997 (the "Stockholders' Agreement"), which became effective as of September 24, 1997.

          The Stockholders' Agreement, which amends and restates the Investor Agreement (as defined in the Amended 13D Filings) among the parties thereto, provides that each Principal Stockholder, for so long as such Principal Stockholder beneficially owns at least 10% (treating Richard A. Lumpkin and the Former CCI Shareholders as a single Principal Stockholders for such purpose) of the outstanding Class A Common Stock, shall vote such Principal Stockholder's stock and take all action within its power to: (i) establish and maintain the authorized size of the board of directors of the Company (the "Board of Directors") at up to eleven directors; (ii) cause to be elected to the Board of Directors one director designated by IES (for so long as IES owns at least 10% of the outstanding Class A Common Stock of the Company (determined on a fully diluted basis)); (iii) cause to be elected to the Board of Directors one director designated by MWR (for so long as MWR owns at least 10% of the outstanding Class A Common Stock of the Company (determined on a fully diluted basis)); (iv) cause Richard A. Lumpkin to be elected to the Board of Directors (for so long as Mr. Lumpkin and the Former CCI Shareholders collectively own at least 10% of the outstanding Class A Common Stock of the Company (determined on a fully diluted basis)); (v) cause to be elected to the Board of Directors three directors who are executive officers of the

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CUSIP No. 582266 10 2                                      Page  14 of 15 Pages
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Company designated by Clark E. McLeod (for so long as Clark E. McLeod and Mary
E. McLeod own at least 10% of the outstanding capital stock of the Company (determined on a fully diluted basis)); and (vi) cause to be elected to the Board of Directors four non-employee directors nominated by the Board of Directors.

          The Stockholders' Agreement further provides that, until September 24, 1998, subject to certain exceptions, each Principal Stockholder will not offer, sell, contract to sell, grant any option to purchase or otherwise dispose of, directly or indirectly, any equity securities of the Company or any other securities convertible into or exercisable for such equity securities without the prior written consent of the Company. In the event that the Company consents to any offer, sale or other disposition by a party to the Stockholders' Agreement, the other parties to the Stockholders' Agreement (treating the Former CCI Shareholders as a single party for such purpose) shall be permitted to offer, sell or otherwise dispose of an equal percentage of the total number of shares of Class A Common Stock beneficially owned by such other party. In the event that the Company grants a party to the Stockholders' Agreement an opportunity to register Class A Common Stock for sale under the Securities Act of 1933 (the "Securities Act"), the Company shall grant each other party (treating the Former CCI Shareholders as a single party for such purpose) the opportunity to register a corresponding percentage of such party's shares for transfer under the Securities Act. The other operative provisions of the Investor Agreement remain unchanged in the Stockholders' Agreement.

          The foregoing description of the Stockholders' Agreement is qualified in its entirety by reference to the Stockholders' Agreement filed as an exhibit to this Schedule and incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits
         --------------------------------

          Item 7 is hereby amended by adding the following documnets to the exhibit list:

          1. Stockholders' Agreement dated June 14, 1997 by and among McLeodUSA Incorporated, IES Investments Inc., Midwest Capital Group, Inc., MWR Investments Inc., Clark E. McLeod, Mary E. McLeod and Richard A. Lumpkin on behalf of each of the shareholders of Consolidated Communications Inc., listed on Schedule 1 thereto. (Filed as Exhibit 4.12 to the Registration Statement on Form S-4, File No. 333-27647, filed with the Commission on July 28, 1997 and incorporated herein by reference.)

          2. Amendment No. 1 to the Stockholders' Agreement dated as of September 19, 1997 by and among McLeodUSA Incorporated, IES Investments Inc., Midwest Capital Group, Inc., MWR Investments Inc., Clark E. McLeod, Mary E. McLeod and Richard A. Lumpkin on behalf of each of the shareholders of Consolidated Communications Inc. listed on Schedule 1 thereto. (Filed as
Exhibit 4.1 to the Quarterly Report on Form 10-Q, File No. 0-20763, filed with the Commission on November 14, 1997 and incorporated herein by reference.)

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CUSIP No. 582266 10 2                                      Page  15 of 15 Pages
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Signature
---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  March 4, 1998

CLARK E. McLEOD


/s/ CLARK E. McLEOD
-------------------


MARY E. McLEOD


/s/ MARY E. McLEOD
------------------